Filed by: Independent Bank Corp.
Commission File No.: 001-09047

Pursuant to Rule 165 and Rule 425
under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Falmouth Bancorp, Inc.
Commission File No.: 001-13465

     The following is a transcript providing details of the conference call hosted by Independent Bank Corp. on January 9, 2004, regarding 2003 Earnings and the acquisition of Falmouth Bancorp Inc.

CORPORATE PARTICIPANTS

Denis Sheahan
Independent Bank Corp. — CFO

Christopher Oddleifson
Independent Bank Corp. — CEO

CONFERENCE CALL PARTICIPANTS

Bill McCrystal
McConnell Bud & Romano — Analyst

Christopher Mutascio
Legg Mason — Analyst

Ethan Zindler
Cape Cod Times — Analyst

Jared Shaw
Keefe, Bruyette & Woods — Analyst

Al Savastano
FTN Midwest Research — Analyst

PRESENTATION

Operator

Welcome to the Independent Bank Corp. Q4 2003 earnings and Falmouth Bancorp acquisition conference call. (OPERATOR INSTRUCTIONS). I would now like to turn the program over to your host for today’s conference, Chief Financial Officer, Mr. Denis Sheahan.

Denis Sheahan - Independent Bank Corp. — CFO

Thank you, Mike. Good morning everyone and thank you for joining us for the call. We have a full agenda this morning, and I would like to get right into it. This morning’s agenda will include a review of our fourth quarter 2003 earnings release, followed by comments from our Chief Executive Officer Chris Oddleifson on 2003 performance and outlook for 2004. Chris and I will then discuss the acquisition of Falmouth Bancorp that was announced at 8:00 AM this morning. We will then end the call with a Q&A period.

With me on the call today are Christopher Oddleifson, President and Chief Executive of Independent Bank Corp, and Barry Jensen and Rob Cozzone of our Finance Department. Before we begin, I want to inform you that a slide presentation containing details of the acquisition is available at the Investor Relations section of our Website at www.rocklandtrust.com. Chris and I will be referring to the details in that presentation during the acquisition discussion as part of this call.

And now I will review the cautionary statement. This conference call may contain certain forward-looking statements with respect to the financial conditions, results of operations and business of Independent Bank Corp. Actual results may differ from those contemplated by these statements. Independent Bank Corp. wishes to caution listeners not to place undue reliance on any forward-looking statements and disclaims any intent to update publicly any such forward-looking statements whether in response to new information, future events or otherwise.

Now I will review the earnings release for the fourth quarter of 2003. Independent Bank Corp. reported net income of $7.3 million, an increase of 4 percent from the quarter ended December 31, 2002. This represents diluted EPS of 49 cents for the fourth quarter of 2003 as compared to 48 cents in the same period a year ago. Net income and diluted earnings per share for the year ended December 31, 2003 were $26.4 million and $1.79 respectively. Please note that 2003 includes the impact of a tax settlement amounting to $2 million or 14 cents per share.

I will now discuss some balance sheet changes from the third to the fourth quarter. Investments decreased by $32 million or 5 percent during the fourth quarter. During the quarter, the Company capitalized on volatility and sold some lower coupon securities in anticipation of rising rates. Loans grew by $32 million or 2 percent during the quarter. The increases remained in commercial real estate and commercial construction loans, which increased $16 million or 3 percent, and consumer loans which increased by $11 million or 3 percent primarily in home equity lines of credit.

Loan growth for the twelve-month period ended December 31st, 2003 was strong and totaled $150 million or 10.5 percent. Commercial lending in particular has experienced solid growth due to a combination of the favorable rate environment, our strong local market and our experienced lending staff.

Deposits. Total deposits of $1.8 billion at December 31st, 2003 declined by $24 million or 1 percent during the quarter. Core deposits declined by $12 million or 1 percent, the majority of which occurred in loan closing attorney accounts and time deposits. The remaining decline in our deposits is attributable to the seasonal nature of our market. As a result of the decline in deposits, FHLB borrowings increased by $30 million. Deposit growth for the year was almost 6 percent with core deposits growing a healthy 10 percent.

And now the income statement. The net interest margin for the fourth quarter of 2003 was 4.26 percent. I anticipate that the net interest margin will contract modestly in 2004, stabilizing at around the 4.15 percent level. As you may recall from the third quarter call, we have reclassified our trust preferred securities from the mezzanine section into debt as then required by FIN 46. This reclassification adversely impacted our net interest margin by 20 basis points with no impact to earnings. However, subsequent to the call and the before releasing our 10-Q, the Financial and Accounting Standards Board deferred the application of the guidance as it pertained to trust preferred securities, and the Company then reclassified these securities back to the mezzanine level of the balance sheet out of debt and adjusted the net interest margin back up by the 20 basis points from 4.17% to 4.37%, again with no impact to earnings.

The Financial and Accounting Standards Board has since issued a revised FIN 46 which will require us to deconsolidate the trust entities which house the trust preferred securities, effectively reclassifying them to debt at the end of the first quarter of 2004. This is a complex discussion, but what it in essence means is that we will be reclassifying our trust preferred securities at the end of the first quarter 2004 into debt, and the related interest expense associated with those securities will be reflected in the net interest margin. No impact to earnings, but it will bring down our margin by 20 basis points. The 4.5 percent that I mentioned for 2004 excludes this reclass. So for the second, third and fourth quarters of ‘04, you can expect our margins to decline by a further 20 basis points.

Noninterest income. Noninterest income improved by $58,000 or 1 percent for the fourth quarter of 2003 as compared to the same period last year due to increases in service charges and deposits of $291,000 and gains in the sales of securities of $264,000, partially offset by mortgage banking income which decreased by 465,000. The balance of the mortgage servicing asset was 3.2 million, and loan service amounted to 399 million as of December 31st, 2003.

Noninterest expense decreased by 1.1 million or 6 percent for the fourth quarter of ‘03 versus the fourth quarter of ‘02. The primary advantages are attributable to decreased incentive programs, $333,000; lower executive retirement costs, $465,000, and a lower loss on CRA equity investment of 554,000. These expense reductions serve to offset pension expense of $466,000 in the fourth quarter of 2003.

Asset quality. Nonperforming assets of $3.5 million represented 14 basis points of total assets, and the reserve to loan losses as a percentage of loans was 1.46 percent at year-end 2003. Delinquencies continue to be low, and management does not see negative trends in asset quality. Net charge-offs for the quarter were $569,000.

I will now turn the call over to Chris for comments on our 2003 performance and an outlook for 2004. Chris?

Christopher Oddleifson - Independent Bank Corp — CEO

Good morning. Thank you, Denis. Denis did an excellent job describing our financial performance. I would like to comment on our 2003 performance as well and our plans for 2004.

First, as we have been discussing for sometime, our interest margin has been declining from 4.88% in 2002 to 4.40% in 2003. Though our loan portfolio increased a healthy 10.5 percent, it was not enough to offset our margin compression, and the net interest income declined by 4 percent or (inaudible) million. Recognizing the inevitablity of the declining net interest margin, we focused on noninterest income generation and prudent expense control. The results of these efforts were an increase in noninterest income, excluding a security gain of 11 percent, and an increase of a noninterest expense, excluding the (inaudible) home loan bank prepayment penalty and the WorldCom charge in 2002 of less than 1 percent. This very modest increase in noninterest expense includes an incremental $800,000 of pension expense that we did not incur in 2002.

Also worthy of mentioning is that we decreased our provision for loan losses while still maintaining our extraordinary coverage ratio of about 660 percent. (inaudible) characterize 2003 as very respectable. We did a good job mitigating the impact of our net interest income decline, and the pension expense increased by adding good incremental loan volumes and watching our expenses very carefully.

Also very very important when reviewing 2003, it is really worthy of mentioning what we accomplished that set the stage for further growth, and I would like to spend a moment taking you through a few highlights of what we did in this regard in 2003. We have laid the groundwork both literally and figuratively to open two new branches in 2004. One on the Taunton/Raynham Townline and one in North Attleboro. Both provide better service to our existing customers and expand our opportunities to acquire new customers.

We added new management talent to our residential mortgage business unit and retooled our residential mortgage (inaudible) to enable it to continue to be a valuable bottom-line contributor now that the refinancing boom has abated.

We created and filled the position of a Chief Risk Officer and strengthened the attention we devote to risk management and regulatory compliance. We have made plans for the targeted acquisition of customers from the major banks in our area which are being sold. I will talk a little more about that later. We developed a preliminary framework to analyze profitability in a line of business basis to give us more insight on the business line performance.

In our Information Technology division, we implemented the many important changes across the bank, including what turned out to be a very seamless conversion to a new investment management system giving that group increased capability and better reporting to our customers, bank by rollout of new operating software, and selection implementation of a new voice communication system.

We have developed a detailed business banking plan to address unmet needs of many small-business customers in our market. I will be talking about that more in a moment. And lastly, we engaged in a 2004/2006 planning process that was resulted in division level plans, financial targets, as well as key metric targets.

I would say that INDB results over the last several years really speak for itself. We have prospered in a growing healthy economy and with a solid credit culture prevented losses during the last couple of years when the economy has been shaky.

Layered over this core performance, we are beginning to create a disciplined carefully considered economically based and well thought-out growth agenda so that INDB can perform better than the general market growth. It was in this disciplined manner we engaged in the 2004/2006 planning process that resulted in division level plans, financial targets, as well as the key metric targets.

I would say that the results of that planning process, there were not any big surprises. We are sticking to what we know best — that is being a community-based commercial bank. In a moment, I would like to describe some of the things that we will be doing as we move forward from January 1st, 2004 onward for the next three years.

Before I do, I would like to note that collectively the set of actions that I am describing and many more that I won’t go into today will lead to topline growth and are deliberate investment decisions in 2004 that will provide a partial return in 2004 and a full return starting in 2005. Our earnings will grow modestly in 2004 and then begin to accelerate in 2005, and later in this call I would like to give you some specific guidance on that topic.

Now let’s talk about some examples of the set of tactics that we developed in our planning session. Each business unit developed a plan tailored to its markets and customers and has specific financial contribution and key metric targets for the following three years. Let me mention some of these investments. We laid the foundation in 2003, but in 2004, we will be opening the two branches I mentioned in Taunton/Raynham and North Attleboro, and while I am on the topic of branch banking, I would like to mention that we are planning to begin the journey to upgrade our relationship management and sales skills in the branches that will require modest expenditure in 2004. We are adding a net three new commercial lenders. Commercial lending is one of our strengths, and we have had good success over the years of adding one good seasoned lender at a time. We do have plenty of room to grow to the North, to the West and to the Southwest, but of course, as we are opening new branches, there is the ramp up period while loans and deposits are generated. Also during 2004, we plan to incur some incremental expense in CapEx in commercial lending to improve our processes and our cash management capability to make the overall business more efficient and effective.

As I mentioned, we have improved our mortgage platform. One of the elements was expanding our stable of investors, enabling us to offer our broader product line. While we have a broader product line, we are not anticipating any additional credit risk to our portfolio. We will be off-loading the credit risk to investors who have an appetite that (inaudible). We are adding mortgage origination staff and opening up two new offices, and I want to mention that these expenses are immediately accretive in 2004.

We are improving our investment management presence in Cape Cod and adding a new Business Development Officer. One of the most important growth initiatives in 2004, which I would like to spend a moment on, is our new division is focused on smaller businesses. Over the last several years, our commercial lenders have focused on larger and larger relationships and loans. We believe that we have a tremendous opportunity to increase the number of small-business customers we serve. Our extensive branch network, more extensive than any competitor in Plymouth County, and our product capabilities are excellent building blocks upon which we can construct an even more formidable small-business banking franchise.

In fact, dating back to our founding in 1907, that is really what this bank was built upon. I think we have gotten a little away from that over the last several years, and we intend to refocus on this.

We have recently hired a very experienced business banker to lead this unit, and our press release will be forthcoming in the next few days on that. This will be very very modestly non-accretive this year, but it ramps up very very quickly in ‘05 and ‘06.

Closely associated with a small-business opportunity is the opportunity presented by the remarkable amount of level of M&A activity in our region. I am sure listeners don’t need any reminding, but I will just mention that we have a free combination bank Norris (ph) and Cape Cod Bank and Trust encompass (inaudible), First Fed, and there is, of course, our announcement this money of the really heightened activity.

In 2004, we are planning to spend an incremental above $700,000 for advertising and business development purposes to take advantage of what we believe to be almost a once every decade or two opportunity, and there is so much turmoil in the marketplace. Much of that opportunity and activity will be focused around the smaller business segment. While I am on this topic, I would like to note that the more the bigger guys get bigger, the more we uniquely stand out as the local alternative, an option that many small businesses and customers prefer. I won’t say all customers and small businesses prefer us, but there is certainly a distinct segment that prefer more of a local alternative, and that positioning is more and more our own uniquely.

One last item I would like to mention for 2004, I would not call it an investment, but I need to highlight the fact that in 2004 we will incur an incremental $1 million in pension expense. We spend an incremental $800,000 this year. There will be an additional $1 million for next year.

With all these plans, I think it’s needless to say it is all about execution, execution and execution. We don’t need to think too much more about strategy or developing plans. We need to talk about taking those plans into more detail and executing them, and I want to assure you with the management team here and the entire company is focused intensely on ensuring that we successfully implement all the things I mentioned. Plus, there are number of other smaller things that are critical to our success in 2004 and beyond.

Now I imagine you are wondering (technical difficulty) — the net results. The combination of our core business momentum, the topline growth that we will see as a result of the initiatives I have mentioned, and the associated expenses, we are expecting our EPS will grow between 4 and 7 percent ‘03 to ‘04. However, we will see our EPS accelerating as our investments mature in ‘05 for the region of 10 percent. One last guidance. We will expect that incremental expense always will be slightly front-loaded in the year.

Now we have our work cut out for ourselves. I continue to be very pleased with the energy of the Rockland Trust Company and INDB team. We operate in a very attractive market area of Massachusetts. It is growing nicely, not dependent on one sector or economic help. We are very focused on building on our solid set of fundamentals, and I anticipate our continuing our track record of excellent performance.

Denis, what have I missed here?

Denis Sheahan - Independent Bank Corp — CFO

Chris, I think you covered it very well. I would just like to add emphasis to your comments regarding 2004. We see EPS growth of 4 to 7 percent in 2004. This does not mean 4 to 7 percent flat across each of the quarters. We see the earlier quarters growth being perhaps less than this level and the later quarter’s growth greater. Again for the whole year, it is important to emphasize that we see 4 to 7 percent EPS growth.

Christopher Oddleifson - Independent Bank Corp — CEO

Thank you. Why don’t we shift to the exciting news of the day — about Falmouth Bank Corp. I want to remind everybody (technical difficulty) the presentation is available. I hope you have all been able to access it in the Investor Relations section of our Website at www.rocklandtrust.com.

Well, we are very very pleased to be able to announce an acquisition this morning. Before we talk about Falmouth Bancorp specifically, I thought it would be useful to talk very briefly about our posture on acquisitions in general. We have spent a lot of time here installing a process in which we continually review acquisition candidates, and we are prepared to be what I would characterize as opportunistic. Our plans for earnings growth are not dependent on acquisitions for fuel, but appropriate end market or adjacent markets acquisitions at appropriate prices can complement our core earnings growth strategy. I am delighted to say that the Falmouth Bancorp fits this definition very, very well. I am very pleased to announce that we have executed a definitive agreement with them and hope you all have the presentation in front of you. I would like to go through it.

For those of you who don’t know, Falmouth Bank is headquartered in Falmouth, Massachusetts. It has about $166 million in assets, four branches located East and North Falmouth, Falmouth and Bourne. This acquisition will enable Rockland Trust Company to consolidate our position in this very, very attractive market, Falmouth, and attain a number two deposit market share in that area. Falmouth is just a super, super fit with us.

Let me go through the points. On page three of the presentation, strategically to add significant presence in the key markets in Cape

Cod, very attractive core deposit base. It is immediately accretive to earnings, and Denis will take you through that in more detail. It has a consistent service-oriented community image as Rockland Trust does and provides us operating leverage (technical difficulty) is superhigh. If there is low, you always worry about integration risk and execution risk. And especially for a bank like us that has not done a lot of this activity in the past, we are really very cognizant of that. This is I believe an execution that has very, very low execution risk.

Because we are operating successfully in adjacent markets, we have a small presence in Falmouth already. Falmouth has a low-risk balance sheet, it is relatively small compared to Independent. Our product mix can readily satisfy the needs of Falmouth’s customers and even go beyond, and we have made some conservative assumptions in the analysis and it will still be accretive.

I would like to add that I have had the pleasure of getting to know Santo Pasqualucci, the CEO of Falmouth Bank, over the last several months, and he and I have developed a very, very nice working relationship. I have a lot of confidence we will have a very productive and effective relationship as we work through this transition phase. In fact, I am having lunch with them and his leadership team today to continue that process.

It is not in the document, but I would like to talk about the cultural fit. We are community-oriented. We have a similar customer intimacy approach, and our stated customer philosophy that we have served people to do business with people is very, very consistent with how Falmouth Bank thinks about working with their customers. Falmouth Bank is both a tremendous franchise and has always been committed to serving the local community and offering first-class service and competitive products to its customers. It is just a great fit for us.

Looking to page four, the Falmouth Bancorp at a glance, I mentioned there is $166 million in assets, loans of $83 million, deposits of 145 million. I think I will read this whole page. (inaudible) branches, about 44 ton equivalent, a nice size.

Page five is just highlighting why that particular market is particularly attractive. You can see the growth in number of households compares very favorably to Massachusetts, in fact over double. Our population growth, nearly triple the Massachusetts rate, and household income growth is growing faster as well, so it is an attractive market.

Page six, we talk about the loan mix. I am sure the listeners are very familiar with our loan mix; the middle column talks about Falmouth. You can see it is mostly residential real estate, consumer with a small commercial presence that will complement both our commercial and consumer portfolios nicely. The deposit mix on page seven, you can see that is a nice distribution across demand deposits, savings and interest checking, money market and (inaudible) deposits for a total of $145 million.

So, Denis, could you take us through that?

Denis Sheahan - Independent Bank Corp — CFO

On slide number eight is a summary financial overview, and this information is as of September 30th, 2003. You should be readily familiar with the information on Independent Bank Corp. For Falmouth Bancorp, important information here that has not already been mentioned, book value per-share $19.42. Leverage ratio other capital ratios are well in excess of regulatory minimums. This is a well capitalized institution as evidenced by the book value. Nonperforming loans, nonperforming assets zero, and it is really reflecting what we have seen on due diligence that this is a very well-managed loan portfolio and very attractive to us. Correspondingly the reserve to loan ratio is 91 basis points, reflecting that the majority of the portfolio is in residential real estate and four branches for Falmouth. I would note that the deposit base is really generated off three branches. Their fourth branch opened I believe in December of 2003.

Slide nine gives some summary information on the transaction. The consideration and the transaction will be cash of $38.00 or 1.28 Independent Bank Corp. shares. The mix is 50 percent stock and 50 percent cash, and I would like to point out here that the shareholders of Falmouth Bancorp can elect to receive all-cash, all stock or a mix of both. However, in the aggregate, the transaction will result in a 50-50 stock/cash mix. The aggregate transaction value as stated here is $36.9 million. This is based on Independent Bank Corp.’s closing share price of $29 on January 7th, or also on January 8th, we closed the $29 and $38 per share in cash. It also includes the cash out of stock options, an amount that is approximately $2.55 million.

The exchange ratio was fixed at 1.28 INDB shares for each Falmouth share, total shares to be issued approximately 585,000 INDB shares. Cash break up fee $1.5 million or 4 percent of the transaction value with estimated cost savings at 40 percent of CSV’s operating expense basis. Estimated onetime merger charges, the capitalized charges after-tax construction of $1.8 million, and onetime after tax merger expenses posted to earnings of $.5 million. There is a walkaway provision; it is a limited price based walkaway subject to a fill-up right, and as you see the footnote number three at the bottom of the presentation, Falmouth Bancorp Inc. has the right of termination if the value of Independent Bank Corp. stock declined by 20 percent and underperforms — and I want to make a correction here — the NASDAQ bank index by 20 percent, unless Independent Bank Corp. determines to adjust consideration.

Due diligence has been completed. The required approvals are FCB shareholders approvals. INDB does not require shareholder approval, and there are the normal regulatory approvals required. We are hopeful that this transaction will close in the second quarter of 2004.

Slide ten gets into a number of transaction ratios. The price to book and price of tangible book are the same at just shy two times book — 1.9 times. The price to trailing earnings per share, which excludes an extraordinary item from Falmouth that is the similar reissue, that we and many banks in Massachusetts had in 2003, equates to 40 times. The implied core deposit premium, 12.5 percent, and the total deposit premium of 11.4 percent.

Slide 11 gives you information on the pro forma market share, and in the important Falmouth market and the branches in which FCB currently operates, we would move from 9.7 million in deposits in the branch that we have today to a number two position in that market with $152 million in deposits and 17.5 percent market share.

For Barnstable County, we would move on a pro forma basis to a number six market share right behind Fleet and Bank of America at $479 million and a 9 percent market share, and this is information is as of the most recent branch information available at June 30th of 2003.

Slide 12. The transaction timetable expected shareholder approval first quarter of 2004 closing second quarter and systems conversion in the third quarter of 2004.

The combined footprint, which is on slide 13, as you can see, there is an overlap in the market, and I will comment on that in a moment, but it is really very effectively fills a hole that we had in our market in the Falmouth area, which is as Chris mentioned area based in the demographics. A right really super attractive market for us, and we are excited to be combining with Falmouth in that market.

Earnings accretion on slides 14. Cost saves are assumed at 40 percent or $1.6 million pretax on an annual basis. 75 percent of the savings will be realized in the first-year. Cost savings will be realized through a combination of branch closures and as we can see the elimination of backoffice and executive expense. There is a table that assumed cost saves with the majority of those saves in the salary and benefits line. The GAAP earnings impact for 2004, the transaction remind everyone we expect to close in the second quarter toward the end of the second quarter, so we are assuming about a one-half year here for the pro forma franchise, approximately a penny accretive in 2004, and we see this being 2 to 3 cents accretive in 2005.

And finally, capital generation. Pro forma for the transaction capital levels remain comfortably above regulatory requirements, and you can see it here for three different periods — Independent Bank Corp. standalone at September 30, pro forma for the transaction at June 30th, and then at December 31st of 2004, and in the each case, we are comfortably above the regulatory requirements across the range of capital ratios.

Christopher Oddleifson - Independent Bank Corp — CEO

We should mention that the guidance we gave earlier excludes the numbers you just quoted here. That is important. We covered a lot of ground today. I thought maybe a very brief summary would be useful before we open up to Q&A.

We reported a solid fourth quarter ending 2003 well. We were effective in mitigating the impact of a declining margin for good loan generation and prudent expense management. We expect to deliver net income growth between 4 and 7 percent excluding this acquisition we discussed. This growth includes the funding of several important growth initiatives in important areas and it will lead to accelerating growth in 2005, and we expect that growth to be conservatively in the 10 percent region. I am very pleased with our progress this year and look forward to reporting continuously improving performance in the quarters and years ahead.

That concludes the call. I think we can open it up to Q&A now.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Bill McCrystal, McConnell Bud & Romano.

Bill McCrystal - McConnell Bud & Romano — Analyst

     Good morning. Congratulations. The first question is sort of generic, generally on deposit growth. I don’t know if the fourth quarter is sort of indicative of what you are looking at, but how much impact do you see in terms of deposit growth or even stabilization in terms of the market’s performance? Do you see a lot of deposits shifting over to the equity side, or is that — or do you think that you will see decent growth going forward?

Denis Sheahan - Independent Bank Corp — CFO

     I still see good deposit growth for us. Deposits are key to our future growth, and we are very focused on them. Our decrease in the fourth quarter is not unusual at all. We are — and I think you know our market well — we are in a particularly seasonal market with Cape Cod and even Plymouth County. It is not unusual for us to have fluctuations in our deposit levels in the fourth quarter and the first quarter of the year.

As we mentioned, I mentioned I think on the call, half of the deposit decrease in the fourth quarter was loan closing attorney accounts. With the refinance activity having decreased, those deposit accounts have gone down. The rest of it is due to seasonal variances. But we are and will continue to be focused on deposit growth. Deposit growth for the year, core deposit growth was right around 10 percent; total deposit growth 6 percent. We are hoping to do that at a minimum and exceed it in 2004.

Christopher Oddleifson - Independent Bank Corp — CEO

     I would like to add that some of the small business initiatives that I discussed will have a favorable impact on the deposit levels. It is very important in that segment to — and there are a lot of deposits relationships that one can acquire with (inaudible) effort.

Denis Sheahan - Independent Bank Corp — CFO

     Certainly, Bill, and we are aware that we and most other financial institutions have benefited from deposits coming from the stock market and certainly some may return. But we are focused on continued deposit growth, and we will do our best to move that forward.

Bill McCrystal - McConnell Bud & Romano — Analyst

     Okay. Fine. In terms of the transaction, you mentioned branch closings. Have you identified which branches, whether they are INDB branches —?

Christopher Oddleifson - Independent Bank Corp — CEO

     We will consolidate two of our locations, our Falmouth and (inaudible) locations, into the existing Falmouth branches. We will not close any of the Falmouth branches.

Bill McCrystal - McConnell Bud & Romano — Analyst

     Okay. One question I have. I am not familiar with Falmouth at all, but I do notice through their 10-K, they have a fairly sizable corporate bond portfolio. What are your intentions in regards to that?

Denis Sheahan - Independent Bank Corp — CFO

     Their corporate bond portfolio is a very quality portfolio that is short in duration. We have not assumed a revenue enhancement associated with that corporate bond portfolio in any of the numbers that I provided here today, but I can anticipate that we will be able to reinvest the proceeds once we exit that portfolio either in our loan area or in securities and mortgage-type securities once the transaction is consummated. So that could present a sizable revenue revenue enhancement for us, but again it is a quality bond portfolio.

We respect what Falmouth has done here. It is a very short duration in their securities portfolio. It was intentional on their part. It has affected their earnings in 2003, and we are confident that we can invest that effectively once the transaction is completed.

Bill McCrystal - McConnell Bud & Romano — Analyst

Would that be an orderly liquidation of that portfolio, or would you anticipate that you would be exiting that rather quickly?

Denis Sheahan - Independent Bank Corp — CFO

I would anticipate we would exit it rather quickly in an orderly fashion.

Bill McCrystal - McConnell Bud & Romano — Analyst

One again generic question, obviously you referred to the number of deals in your area. In the Banknorth presentation, there was reference to the attractiveness of the potential deposit growth or market share growth as a result of that. Obviously not everybody can benefit, especially if you think that B of A will be pretty good in doing the integration. How much benefit do you expect to get from the B of A transaction?

Christopher Oddleifson - Independent Bank Corp — CEO

     You referred to if you add up everybody’s claims about what they are going to be able to steal from Fleet or B of A, there won’t be anything left. We are in a position where we are small enough where we can get a very small sliver (ph) of those customers who want to stay with a local option and do very well. So built into our numbers is a conservative — I would call it conservative and modest expectations of what we will be able to do. We are going to have a focused calling effort. We are investing in incremental advertising and business (ph) development expense, and we do expect to get incremental customers above and beyond it. We are not looking at it as a bonanza that perhaps others have portrayed it to be.

Bill McCrystal - McConnell Bud & Romano — Analyst

Fair enough. Thanks very much, and congratulations.

Operator

Chris Mutascio, Legg Mason.

Christopher Mutascio - Legg Mason — Analyst

     A couple of questions, if I can go through, and maybe I will go back in the queue if there are others, and come back on the deal. First, Denis, if I do my math correctly — I just want to make sure I understand on the margin — if I add back the interest expense to the margin this quarter, I come to about a 4.07% margin, which would be down about 10 basis points from the third quarter of 4.17%. And with your guidance now saying you will have some contraction of another 10 basis points or so from there to 3.95% or so, would that interest expense be up in the margin?

Christopher Oddleifson - Independent Bank Corp — CEO

     That is right. Because I think as you know, we have significant contraction in ‘03, from 4.88% to 4.26% in the fourth quarter. We see that contraction slowing in 2004, but you’re absolutely correct with the numbers.

Christopher Mutascio - Legg Mason — Analyst

Right, I just wanted to make sure I’m accurate on how I calculated that.

Christopher Oddleifson - Independent Bank Corp — CEO

Yes.

Christopher Mutascio - Legg Mason — Analyst

     The expense reduction in the quarter, fourth quarter versus third quarter, how much would you say that was attributable to some cost saves from slowing mortgage production, and was it a material amount? If not, where else were you getting some good cost saves relative to the third quarter?

Christopher Oddleifson - Independent Bank Corp — CEO

     Chris, as you know, we announced over a year ago that we were going to take a hit in pension expense, and we are focused throughout the year on what can we do in categories like consulting and office supply — just general expense categories — to mitigate a significant pension increase. I think it is reflected in our fourth quarter. There’s certainly some onetime items in the prior period. We had losses on CRA equity investments in 2002 that we did not have in 2003, executive retirement benefits in ‘02 that we did not have in 2003, but all in all, I think we’ve done a reasonable job in expense control. The mortgage commissions are right — we are down in the fourth quarter, as was the revenue from the mortgage operation. So together, those things, I think, represent pretty good expense control.

Christopher Mutascio - Legg Mason — Analyst

     Tax rate in the quarter seemed to be a little bit lighter than in previous quarters. Is that something that I can model going forward, or was there something in the quarter that drove it lower just for a onetime event?

Christopher Oddleifson - Independent Bank Corp — CEO

     I think it was lower in the quarter, and going forward (indiscernible) what we think for a tax rate is next year — 32.5 percent next year is what we’re modeling.

Christopher Mutascio - Legg Mason — Analyst

     Okay. I just wanted to take you back on the question previously. The seasonal downtick in deposits in the fourth quarter — I know it’s not unusual. You typically have that in the fourth quarter and in the first quarter. But was it more so this fourth quarter than in previous, or was it pretty much in line with your thinking?

Christopher Oddleifson - Independent Bank Corp — CEO

     Reasonably in line. We’ve had other fourth quarters where deposits tick up at the end of the year. I don’t have a particularly strong reason as to why this is down this quarter other than the seasonality can creep in the fourth quarter or in the first quarter. I am not concerned about it. As I said in answering the previous caller’s question, we are focused on deposit growth. It is going to be important to our future. It always has been and always will be. So I’m not concerned about the blip downward in the fourth quarter; we will get right back on it in 2004.

Christopher Mutascio - Legg Mason — Analyst

     And Denis, the 4 to 7 percent type of EPS growth against guidance in ‘04, you’re basing that on basically operating EPS of roughly 1.94 or so in ‘03?

Christopher Oddleifson - Independent Bank Corp — CEO

     Yes.

Christopher Mutascio - Legg Mason — Analyst

     Okay. So then, you had an issue in the first quarter.

Christopher Oddleifson - Independent Bank Corp — CEO

     That is right. The 14 cents associated with the REIT tax settlement. So yes, 1.93/1.94 if you look at that as a starting point, and 4 to 7 percent increase from there for the year.

Christopher Mutascio - Legg Mason — Analyst

     One follow-up question. This is somewhat of a piggyback, but I want to get your views on the BofA/Fleet deal. I have my own views, and these are that BofA is going to be a much better operator then Fleet has been historically, in those markets that you serve. And while there may be some opportunities initially for people going and saying, “I want to be with an in-town bank,” longer-term, are we overestimating — when I say we, the community banks in the area — overestimating what the opportunities are really going to be when people find out the products, services, the convenience — and also, again, a better retail and small business operator that is BofA versus a Fleet?

Christopher Oddleifson - Independent Bank Corp — CEO

     I think you are right. My sense in seeing BofA operate around the country is that we can expect some pretty good improvement over what we have seen in Fleet. I would say collectively, as I mentioned before, that people are oversizing the opportunity. However, let me just do the math. We’ve talked to other CEOs, and there has been a lot of claims as to what is possible here. I believe, though, that there is going to be a continued segment that really will prefer to deal with a local option. When it comes to providing services to smaller businesses, a bank like Rockland Trust can meet all of their needs. And we can get closer to the customer — more intimate, because we are more tied into the community and associated with the community. So I believe there is going to be a good modest incremental opportunity for us, and we’re going to be focused on getting that. Do I think it is an enormous opportunity, like when Fleet (multiple speakers) Boston got together, or was it Wells and First Interstate — that debacle many years ago? No, I don’t think it’s going to be that at all. I do think, also, that this is a unique sort of event in banking market history for this region. And never — not for a long time will there be the number of customers who are giving as much thought to their banking relationship as they are right now. When you have that sort of what I’ll call fluidity, or that thaw in people’s thinking about it, therein lies opportunity for us to grab some incremental — provide some incremental customers with our good service.

Christopher Mutascio - Legg Mason — Analyst

     Last final question, and this is for Denis or Chris — Falmouth (ph) has struggled this year. I know the margin has been down. Are there any other issues the Company had on the growth perspective this year that you might want to highlight — I’m not familiar with the Company all that well. Secondly, how comfortable are you with that 40 percent cost-save number?

Denis Sheahan - Independent Bank Corp — CFO

     First of all, I think management at Falmouth very consciously let their loan portfolio decline over this huge refi boom. I think it was a good decision on their part. Their asset liability function is strong. They went for shorter duration assets in anticipation of rising rates, and it really has hurt their performance. But when you look at their balance sheet, you see that they have not been aggressive in putting long-term fixed-rate assets on their books. They went the shorter-duration corporate securities way. And that is something that will be very enhancing for us. That is number one. In terms of the expense saves, we are confident in the expense saves between the consolidation of two of our locations, as well as the saves that will result in duplication. We are confident that we can achieve that target.

Christopher Oddleifson - Independent Bank Corp — CEO

     I share Denis’s confidence. I think that is fairly straightforward.

Christopher Mutascio - Legg Mason — Analyst

     Thank you very much gentlemen.

Operator

     Ethan Zindler, Cape Cod Times.

Ethan Zindler - Cape Cod Times — Analyst

     Good morning, and congratulations. A couple of quick questions — obviously Cape-oriented. First, this deal comes hard on the heels of the Banknorth acquisition of CCBT. Was this in any way prompted by that? Is this a move to try to counter that in any way?

Christopher Oddleifson - Independent Bank Corp — CEO

     You know, I think that’s probably a better question for Santo to answer. Our posture in acquisitions is to be opportunistic, and Santo and the Board decided it was time to consider some options. We thought it was just a super fit, for all the reasons I described. So I would probably defer to Santo on that one.

Ethan Zindler - Cape Cod Times — Analyst

     Should I assume, then, from that comment, that you guys have had an offer on the table for quite a while?

Christopher Oddleifson - Independent Bank Corp — CEO

     No. In fact, Santo and I just met last fall. As you may know, I have been here — in fact, this is my one-year anniversary at Independent Bank Corp, and I assumed the CEO role February 24th, so Santo and I just became acquainted with one another in the fall, and have really hit it off quite nicely, from our first lunch, and had a lot of commonalities, and we really enjoyed getting to know one another, and this has flowed naturally from those discussions.

Denis Sheahan - Independent Bank Corp — CFO

     If I could add — I don’t look at this as being a reaction to Banknorth at all. We already have a formidable presence throughout most of the markets on Cape Cod. We were weak in the Falmouth market, and this really adds a very nicely complement to the rest of our market, in both Cape Cod and Plymouth County.

Ethan Zindler - Cape Cod Times — Analyst

     Great. One other quick question. You guys sound like you got a pretty clear workout of a $1.6 million annual cost savings, and the closure of two branches, so I would imagine you know how many folks are going to lose their jobs out here, as a result of this merger.

Christopher Oddleifson - Independent Bank Corp — CEO

     Let me comment on that. That’s a very important point. We will be talking about that at lunch today, too. We are fortunate in that we have a number of branches across Cape Cod. We have some natural attrition. We have opportunities throughout the Company. We are going to be working extraordinarily hard, and focus and make it a very high priority to preserve employment for as many people as possible. Now, when we talk about the 40 percent cost saves, what we’re referring to is that the amount of expenditures required to support those particular — that particular market — by closing two branches, we will in fact save those branch expenses. Of course, there is some back office — we don’t need two senior managements, so that sort of thing is pretty clear. So we are a community bank. We are all about our people, so we are going to be taking a very, very sort of focused look at that, and making it a high priority.

Ethan Zindler - Cape Cod Times — Analyst

     Can you anticipate the number of positions that are going to be lost by this merger?

Christopher Oddleifson - Independent Bank Corp — CEO

     Not exactly, but we would be delighted to keep you close on this one.

Operator

     Jared Shaw, Keefe, Bruyette & Woods.

Jared Shaw - Keefe, Bruyette & Woods — Analyst

     Can you let us know, Denis, what the mortgage originations numbers were for the fourth quarter and third quarter?

Denis Sheahan - Independent Bank Corp — CFO

     Sure.

Jared Shaw - Keefe, Bruyette & Woods — Analyst

     And I guess what the mortgage pipeline looks like currently.

Denis Sheahan - Independent Bank Corp — CFO

     I think I would answer the latter first. They pipeline is low. I think it is in part due to the weather up in this part of the country. We are having — had another pretty tough December, in terms of storms, etc. So our pipeline is low, but you know, we have good expectations for 2004. And we are just (indiscernible) trying to get a mortgage origination number here.

Jared Shaw - Keefe, Bruyette & Woods — Analyst

     While you’re looking at that, for the cost saves that you said on the deal, you said that 75 percent in the first year — is that the first 12 months, or is that in 2004?

Denis Sheahan - Independent Bank Corp — CFO

     That’s in the first 12 months.

Christopher Oddleifson - Independent Bank Corp — CEO

     I think we’re going to run and go get that number for you, Jared.

Denis Sheahan - Independent Bank Corp — CFO

     We will try to get you that number before the end of the call.

Jared Shaw - Keefe, Bruyette & Woods — Analyst

     I think that was it from us.

Operator

     Al Savastano, FTN Midwest Research.

Al Savastano - FTN Midwest Research — Analyst

     Congratulations on a good quarter and a good acquisition. A quick question for you. If you can talk about maybe your integration team, and who from Falmouth you would actually be bringing over, and maybe keeping their jobs, as far as the relationship goes, on a senior management level or maybe even a level below?

Christopher Oddleifson - Independent Bank Corp — CEO

     Right. You know, Santo and Tim Young will be retiring, and there are a number of folks who I have not met yet, but I have talked extensively with Santo about, including the head of retail and the head of commercial, that — in lending — that sound very, very attractive. In our assumptions and projections, we’re hoping they stay. Now, I’m hedging a bit, because I want to talk to them, and tell them what a great bank Rockland Trust is. I want them to join the fold enthusiastically. But one of the important premises of this acquisition is that we maintain many of the customer-facing folks, because they are the folks that have the relationships with the customers that do bring the deposits and loans to the table. So we expect to preserve many, if not all, of the customer-facing folks, in their sort of current positions. In fact, it’s some of the non-customer-facing folks that we need to address.

Christopher Oddleifson - Independent Bank Corp — CEO

     Is that it?

Operator

     (OPERATOR INSTRUCTIONS). Bill McCrystal, McConnell Bud & Romano.

Bill McCrystal - McConnell Bud & Romano — Analyst

     Could you quantify what the tangible book value dilution is?

Denis Sheahan - Independent Bank Corp — CFO

     Sure. Bear with me for a second, Bill. Let me follow up with you on that. I don’t have it right in front of me. I don’t want to hold up everybody.

Bill McCrystal - McConnell Bud & Romano — Analyst

     That is fine. Thank you.

Operator

     There are no further questions at this time. Please proceed.

Denis Sheahan - Independent Bank Corp — CFO

     Jared, we will follow up with you on the mortgage origination number, as well. No further questions? Great. Thank you very much, everybody. We appreciate your attendance and your good questions, and look forward to talking to you in three months, in the next quarter — this quarter. Thank you.

Operator

This concludes your conference call. Thank you for your participation today. You may now disconnect.

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Forward-Looking Statements

     This slide presentation contains certain “forward-looking statements” with respect to the financial condition, results of operations and business of Independent Bank Corp. and Rockland Trust Company upon consummation of the acquisition of Falmouth Bancorp, Inc. These forward-looking statements involve certain risks and uncertainties, and readers are cautioned not to place undue reliance on any such forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (i) estimated cost savings from the acquisition cannot be fully realized within the expected time frame; (ii) revenues following the acquisition are lower than expected; (iii) competitive pressure among depository institutions increases significantly; (iv) costs or difficulties related to the integration of the businesses of Independent Bank Corp. and Falmouth Bancorp, Inc. are greater than expected; (v) changes in the interest rate environment reduce interest margins; (vi) general economic conditions, either nationally or in the markets in which Independent Bank Corp. will be doing business, are less favorable than expected; or (vii) legislation or changes in regulatory requirements adversely affect the businesses in which Independent Bank Corp. would be engaged. Independent Bank Corp. disclaims any intent or obligation to update publicly any such forward-looking statements, whether in response to new information, future events or otherwise.

Additional Information About the Merger and Where to Find It

     Independent Bank Corp. and Falmouth Bancorp, Inc. will be filing relevant documents concerning the merger with the Securities and Exchange Commission, including a registration statement on Form S-4 containing a proxy statement-prospectus. Investors are urged to read these documents because they contain important information, including detailed risk factors relating to the merger, not contained in this document. Investors will be able to obtain these and other documents filed by Independent Bank Corp. and Falmouth Bancorp, Inc. with the Securities and Exchange Commission on the Internet at <http://www.sec.gov>. The proxy statement-prospectus and other documents to be filed with the Securities and Exchange Commission may be obtained (once available) by directing a request to Independent Bank Corp., 288 Union Street, Rockland, Massachusetts, 02370, Attn: Investor Relations, or to Falmouth Bancorp, Inc., 20 Davis Straits, Falmouth, Massachusetts, 02540, Attn: Investor Relations.

Participants in Solicitation

     Independent Bank Corp., Falmouth Bancorp, Inc. and their respective directors, executive officers and other members of management and employees may be participating in the solicitation of proxies in connection with the merger. Information concerning Independent Bank Corp.’s and Falmouth Bancorp, Inc.’s participants in the solicitation is set forth in the proxy statements filed by each with the Securities and Exchange Commission on February 26, 2003 and December 18, 2003, respectively. Certain directors and executive officers of Independent Bank Corp. and Falmouth Bancorp, Inc. may have direct or indirect interests in the merger due to securities holdings, vesting of options and pre-existing or future indemnification arrangements. Additional information regarding Independent Bank Corp., Falmouth Bancorp, Inc. and the interests of their respective directors, executive officers in the merger may be obtained from reading the definitive proxy statement-prospectus regarding the proposed merger when it becomes available. Investors should read the proxy statement-prospectus and other documents to be filed with the Securities and Exchange Commission carefully before making a decision concerning the proposed merger.